Exhibit 99.B(h)(9)

PNC FUNDS

Third Amended and Restated Shareholder Services Plan

Section 1.              PNC Funds (the “Trust”) has adopted this Shareholder Services Plan (the “Plan”) in order to enable the Trust to bear certain shareholder service and administrative expenses relating to A Shares, C Shares, R Shares, R4 Shares, R5 Shares and T Shares of its Funds, and any other investment portfolios hereinafter established (collectively, “Shares”).

Section 2.              Any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Trustees (as provided in Section 5 below) (“Servicing Agreements”) with financial institutions, broker-dealers, or other industry professionals, such as investment advisers, accountants, and estate planning firms (“Service Organizations”).  Such Servicing Agreements are incorporated herein by reference and shall require the Service Organizations to provide shareholder administrative services as set forth therein to their clients who beneficially own Shares in consideration for a fee, computed daily and paid monthly in the manner set forth in the Servicing Agreements, at the annual rate of up to 0.25% (as defined in such Servicing Agreement) with respect to A Shares, C Shares and R Shares of each Fund, unless otherwise limited to a lower fee by the Board of Trustees.  The R4 Shares fee shall be payable at an annual rate of up to 0.15%.  The T Shares fee shall be payable at an annual rate of up to 0.10%.  The R5 Shares fee shall be payable at an annual rate of up to 0.05%.  All expenses incurred by the Trust in connection with Servicing Agreements relating to a class of Shares and the implementation of this Plan with respect to that class of Shares shall be borne entirely by shareholders of such class of the applicable series of the Trust.

Payments under this Plan may be made to any party, including PNC Capital Advisors, LLC, or an affiliated person thereof, to reimburse that party (“Reimbursement Payments”) for payments, including advance payments, made by that party to a Service Organization in respect of personal shareholder services, maintenance of shareholder accounts, and/or shareholder administrative services rendered (or to be rendered in the future) to holders of Shares.  Such Reimbursement Payments made in respect of any class of Shares shall not exceed the annual rates described above in respect of the applicable share class.

Section 3.              The Trust or PNC Capital Advisors, LLC shall monitor the arrangements pertaining to the Trust’s Servicing Agreements with Service Organizations as required by the Trust’s Board of Trustees.  PNC Capital Advisors, LLC shall not, however, be obliged by this Plan to recommend, and the Trust shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

Section 4.              So long as this Plan is in effect, the PNC Capital Advisors, LLC shall provide to the Trust’s Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

Section 5.              This Plan shall become effective upon the date of its adoption and following approval of the Plan (and the related form of Servicing Agreement) by vote of a majority of the Board of Trustees.

Section 6.              Unless sooner terminated, this Plan shall continue automatically for successive annual periods of twelve months each, provided such continuance is approved at least annually in the manner set forth in Section 5.

Section 7.              This Plan may be amended at any time by the Board of Trustees, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in Section 5.

Section 8.              This Plan is terminable at any time by vote of a majority of the Trustees.

Section 9.              The names “PNC Funds” and “Trustees of PNC Funds” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated December 31, 2009, as amended which is hereby referred to and a copy of which is on file at the office of the State Secretary of Delaware and the principal office of the Trust.  The obligations of “PNC Funds”

entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust property, and all persons dealing with any class of Shares of the Trust must look solely to the Trust property belonging to such class for the enforcement of any claims against the Trust.